06007412

ED STATES
EXCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66435

SEC MAIL PROCESSING SECTION
MAR 01 2006
WASH, D.C. 209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TORUS CAPITAL LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
411 WEST PUTMAN STREET
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FINBAR REGAN **(914) 907-8940**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **FINBAR REGAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TORUS CAPITAL LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

Managing member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

TORUS CAPITAL, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

TORUS CAPITAL, LLC

INDEX

	Page
Independent Auditor's report	1
Statement of financial condition	2
Notes to financial statement	3-5

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Torus Capital, LLC:

We have audited the accompanying statement of financial condition of Torus Capital, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Torus Capital, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

February 10, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TORUS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Securities owned, at market value	$	20,765
Receivable from clearing organization		2,549,318
Office equipment, net of accumulated depreciation of $23,399		61,786
Other assets		12,046
TOTAL ASSETS	$	2,643,915

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Securities sold, not yet purchased	$	7,825
Cash overdraft		433,230
Accrued expenses		72,500
TOTAL LIABILITIES		513,555
Members' equity		2,130,360
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,643,915

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Torus Capital, LLC (the "Company") is a limited liability company formed on March 16, 2004 pursuant to the laws of the State of Delaware. The Company's operations are located in Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and was approved as a member of the Chicago Board Options Exchange ("CBOE") on May 20, 2004 and commenced operations on that date.

The purpose of the Company is to invest in publicly trading securities employing a variety of short-term trading strategies including options, arbitrage and risk arbitrage, and special situations. The Company clears its securities transactions through Spear, Leeds & Kellogg, the clearing broker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Securities transactions and related clearing and execution costs are recorded on the trade date basis. Net trading gains and losses represent the results of trading activity for the year including securities gains and losses, interest paid and received and dividends collected and paid on long and short security positions.

(b) Securities owned and securities sold and not yet purchased are marked to market on the daily basis based on the last sale price on the largest national security exchange on which they are traded. The related gain or loss is recorded in trading profits or losses at that time. The market value of the securities traded on an exchange is the settlement or closing price on the date of determination. The market value of any security not traded on an exchange is valued at the arithmetic mean between the highest bid and the lowest asked prices on the applicable exchange.

(c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from estimated amounts.

(d) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

NOTE 3 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of the following at December 31, 2005:

Securities owned, at market value:	
Equity securities	$ 8,550
Listed options	12,215
	$ 20,765
Securities sold, not yet purchased, at market value:	
Listed options	$7,825

Securities owned may be pledged to the clearing broker on terms, which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

NOTE 4 - INCOME TAXES

The Company files its income tax returns as a limited liability company, and as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statements of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statements of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company

NOTE 5 - CONTINUED

selling or buying a financial instrument at a price different from the current market value. At December 31, 2005, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's assets are held in accounts at the clearing broker and therefore, are subject to the credit risk of the clearing broker.

NOTE 6 - REGULATORY REQUIREMENTS

As a member of the Securities and Exchange Commission and the Chicago Board Options Exchange, the Company is subject to Risk Based Haircut methodology used to calculate the theoretically based capital charges in the computation of net capital as set forth in the SEC net capital rule (15c3-1). The risk based haircut methodology applies options price theory and portfolio theory to positions involving listed options for the computation of capital charges. Options price theory is utilized to project portfolio-liquidating values under various potential market scenarios. Net capital changes from day to day. Under this haircut methodology, at December 31, 2005 the Company, after applying the risk based haircuts to its portfolio positions, maintained had net capital of approximately $1,883,000, which was $1,783,000 in excess of its net capital requirement of $100,000.